Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the terms and provisions of the common stock, par value $0.01 per share, of CECO Environmental Corp., a Delaware corporation (“CECO,” the “Company,” “we”, “us” or “our”), and is qualified in its entirety by reference to the Company’s certificate of incorporation and bylaws, which are incorporated by reference herein and attached as exhibits to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”), and to applicable provisions of Delaware law. This summary is not complete. You should read the provisions of our certificate of incorporation and bylaws as currently in effect for provisions that may be important to you.

Authorized Capital Stock

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, $0.01 par value per share; and

•	10,000 shares of preferred stock, $0.01 par value per share, issuable in series.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of our directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The outstanding shares of our common stock are fully paid and non-assessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue.

Preferred Stock

We have no outstanding shares of preferred stock. Our board of directors, without further action by our stockholders, is authorized to issue an aggregate of 10,000 shares of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire us, or could discourage or delay a third party from acquiring control of us.

Limitation on Directors’ Liability

Pursuant to the provisions of the General Corporation Law of the State of Delaware (“DGCL”), we have adopted provisions in our certificate of incorporation and bylaws that require us to indemnify our officers and directors to the fullest extent permitted by law, and eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their duty of due care except (a) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for acts relating to unlawful payment of a dividend or an unlawful stock purchase or redemption or (d) for any transaction from which the director derived an improper personal benefit. These provisions do not eliminate a director’s duty of care. Moreover, the provisions do not apply to claims against a director for violation of certain laws, including federal securities laws. We believe that these provisions will assist it in attracting or retaining qualified individuals to serve as directors and officers.

Our certificate of incorporation and bylaws provide for mandatory indemnification of officers and directors of the corporation, including a director or officer of the corporation who is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under the DGCL. We may also, at our discretion, provide the same benefits of indemnification to any employee or agent of the corporation.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantage of discouraging these proposals, because among other things, negotiation may result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	Procedures for advance notification of stockholder nominations and proposals; and

•	The ability of the board of directors to alter our bylaws without stockholder approval.

In addition, subject to applicable limitations, our board of directors has the authority to issue up to 10,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. These and other provisions contained in our certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control.